UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:
The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

Page
Report of Independent Registered Public Accounting Firm – BDO USA, P.C.	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025	12
Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2025	13

Signatures	14

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm – BDO USA, P.C.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
The MasTec, Inc. 401(k) Retirement Plan
Miami, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required supplemental schedules, Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2004.
Miami, Florida
June 26, 2026

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value	$887,825,471	$710,029,515
Receivables:
Employer contributions	9,478,858	8,837,536
Participant contributions	35,449	413,925
Notes receivable from participants	20,260,287	16,765,691
Due from Broker	10,913	—
Total Receivables	29,785,507	26,017,152
Total Assets	917,610,978	736,046,667

Liabilities
Due to Broker	—	301,664
Total Liabilities	—	301,664

Net assets available for benefits	$917,610,978	$735,745,003
See accompanying notes to the financial statements

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2025

Additions to net assets available for benefits attributed to:

Investment income:
Net appreciation in fair value of investments	$134,121,398
Dividends	33,669,153

Total investment income	167,790,551

Interest income on notes receivable from plan participants	1,424,483

Contributions:
Participants	74,705,929
Employer	38,208,433
Rollovers	7,721,294

Total contributions	120,635,656

Total additions	289,850,690

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	106,927,139
Administrative expenses	1,057,576

Total deductions	107,984,715

Net increase in net assets available for benefits	181,865,975
Net assets available for benefits at beginning of year	735,745,003

Net assets available for benefits at end of year	$917,610,978

See accompanying notes to the financial statements

NOTE A — DESCRIPTION OF PLAN
Description of the Plan
The following description of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”), as amended, provides only general information.
Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries that elect to participate in the Plan (collectively, the “Company”) who have completed at least one (1) full calendar month of employment. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective October 1, 2025, the Plan’s trustee, custodian and recordkeeper was changed from Bank of America Merrill Lynch (“Merrill Lynch”) to Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Bank, respectively (collectively, “Schwab”). In connection with this change, plan assets totaling approximately $884,820,204, including $19,331,614 of notes receivables from participants, were transferred from Merrill Lynch to Schwab. A blackout period was in effect from September 22, 2025 to October 23, 2025 during which participants were temporarily unable to direct investments, request loans or take distributions from the Plan.

The Investment Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

The Plan has a Safe Harbor match, which provides for a match of 100 percent of a participant’s salary deferrals that do not exceed 3 percent of the participant’s compensation plus 50 percent of a participant’s salary deferral between 3 percent and 5 percent of the participant’s compensation. The match is credited on a quarterly basis, in the months of April, July, October of the current year, and January of the following year. The Company’s matching contribution is funded 50 percent in the form of the Company’s common stock, and 50 percent in cash, which is invested in accordance with each participant’s investment directive. The Company’s Safe Harbor matching contributions are vested immediately. Participants can change their investment options with respect to the matching contributions made in the form of the Company’s common stock as soon as the matching contribution is funded, subject to the terms of the Plan. The Plan also allows for a discretionary profit sharing contribution.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Subject to the terms of the Plan, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. Upon enrollment, a participant may direct employee contributions, in 1 percent increments, into various investment options offered by the Plan. Participants may change their investment options daily. Effective January 1, 2025, the Plan adopted the optional provisions of Section 109 of the SECURE 2.0 Act of 2022, which increases the catch-up contribution limit for participants who attain ages 60 through 63 during the calendar year to the greater of $10,000 or 150% of the regular catch-up contribution limit. For the year ended December 31, 2025, this enhanced catch-up contribution limit was $11,250.
Participants’ Accounts
Each participant’s account is credited with the participant’s contributions and Company’s matching contributions, as well as allocations of Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan. Loan and distribution expenses are charged directly to the respective participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon and amounts rolled over into the Plan. In addition, all Safe Harbor matching contributions vest immediately.

Vested interested on a profit sharing contribution account is determined by the following schedule, based on the years of service.

1 year of Vesting Service .............. 33.00% Vested
2 years of Vesting Service ............. 66.00% Vested
3 years of Vesting Service ........... 100.00% Vested
Forfeitures

Forfeitures of participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the Company. Any remaining forfeitures shall be allocated to participants. At December 31, 2025 there were no unallocated forfeited accounts. At December 31, 2024, unallocated forfeited accounts totaled $46,075. The Company has elected to use the forfeitures to reduce employer contributions. During the year ended December 31, 2025, no forfeitures were used to pay administrative fees. During the year ended December 31, 2024, $14,525 of forfeitures were used to reduce employer contributions.
Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant’s account. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans bear interest at the published prime rate in the Wall Street Journal plus 1 percent, at the date of the loan. The annual interest rate charged on participant loans outstanding during the year ended December 31, 2025 ranged from 4.25 percent to 9.50 percent. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. For participants receiving pay from the Company, principal and interest is paid ratably through payroll deductions. For Participants who have separated from service or are on unpaid leave, principal and interest may be paid via direct debit origination or by remitting a check directly to the Company. Participants pay certain administrative expenses associated with the loan. If any scheduled loan repayments remain outstanding beyond the last day of the calendar quarter following the calendar quarter in which the last payment was due, the participant loan will be placed in default and reported as deemed distribution.

Payment of Benefits

Participants may receive a distribution of the vested portion of their accounts under the Plan for the following reasons: (i) termination of employment for reasons other than death, disability or retirement, (ii) normal retirement, (iii) disability, or (iv) death. In addition, participants may be eligible to receive distributions while still employed with the Company under certain limited circumstances. Distributions are generally paid in a single lump-sum payment or in substantially equal installments.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investment bought and sold as well as held during the year.
Contributions Receivable

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Profit sharing contributions are recorded in the relevant period in accordance with the terms of the Plan document.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Administrative Expenses
All administrative expenses of the Plan are chargeable to the Plan as allowed under ERISA. The Company may, at its sole discretion, pay any such expenses, in whole or in part. Expenses that are paid by the Company are excluded from these financial statements.
Benefit Payments

Benefits are recorded when paid. At December 31, 2025 and 2024, there were $1,736,420 and $129,520, respectively, allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.
NOTE C — FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1:Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.
Level 2:Inputs to the valuation methodology include:
a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.
Level 3:Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Asset Valuation Techniques:
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds — Valued at the daily closing price as reported by the fund.
Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Prior to October 1, 2025, the Plan offered a stable value fund composed primarily of fully benefit-responsive investment contracts that was reported at fair value using NAV as a practical expedient. The stable value fund calculated NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund's NAV, the relevant measurement is net assets which include the fully benefit-responsive investment contracts held by the fund at contract value. This NAV represented the Plan's fair value since this was the NAV at which the Plan transacted with the fund. This practical expedient was not used when it was determined to be probable that the fund would sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) could occur daily. If the Plan initiated a full redemption of the collective trust, the issuer reserved the right to require 12 months' notification in order to ensure that securities liquidations would be carried out in an orderly business manner.

In connection with the Plan's change in recordkeeper from Merrill Lynch to Schwab, the stable value fund was liquidated during September 2025. Participant balances were transferred at contract value to BlackRock Liquidity T-Fund. No market value adjustment was applied to participant balances. As of December 31, 2025, the Plan held no fully benefit-responsive investment contracts.
The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2025 and 2024:

Investments in the fair value hierarchy: (a)	December 31,
	2025	2024
Mutual funds	$604,034,466	$516,591,992
MasTec, Inc. common stock	$241,764,546	$154,448,893
Money market funds	$42,026,459	$10,268,513
	$887,825,471	$681,309,398

Investments measured at net asset value: (b)

Stable value funds	$—	$28,720,117
	$—	$28,720,117
(a)Mutual funds, MasTec, Inc. common stock and money market funds have been classified within Level 1 of the fair value hierarchy. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year.
(b)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of the net assets available for benefits.

Investments Measured Using the Net Asset Value per Share:
As of December 31, 2025, the Plan held no investments measured using net asset value per share as a practical expedient.
December 31, 2024

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value funds	$28,720,117	N/A	Daily	Annually

NOTE D — TAX STATUS

The Company adopted a Pre-Approved Defined Contribution Plan document from Schwab and the Plan is subject to a favorable IRS opinion letter dated September 21, 2020, indicating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE E — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE F — RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by the Plan's recordkeeper. Effective October 1, 2025, the Plan's trustee and recordkeeper changed from Merrill Lynch to Schwab. Both Merrill Lynch and Schwab served as trustee and recordkeeper for portions of the plan year and, therefore, transactions with each qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $1,057,576 for the year ended December 31, 2025.

The Plan holds shares of MasTec, Inc. common stock, 1,112,226 and 1,134,486 shares as of December 31, 2025 and 2024, respectively, and recorded net realized gains on sales, $87,938,512 and $5,334,259 during 2025 and 2024, respectively, and net unrealized appreciation in value of these securities, $5,778,538 and $65,162,850 during 2025 and 2024, respectively. During the year ended December 31, 2025 purchases and sales of MasTec, Inc. commons stock were $29,791,477 and $182,870,389, respectively.
The Plan invests in the common stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. common stock at December 31, 2025 and 2024 was $241,764,546 and $154,448,893, respectively.
Notes receivable from participants also qualify as exempt party-in-interest transactions.
NOTE G — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE H — NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2025 and 2024, employee withholdings in the amounts of $12,631 and $2,994, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $142 and $577, for the years ended December 31, 2025 and 2024, respectively. The lost earnings were remitted to the Plan during 2025 and 2026.The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.
NOTE I — SUBSEQUENT EVENTS

Effective January 1, 2026, in accordance with Section 603 of the SECURE 2.0 Act of 2022, the Plan requires that catch-up contributions made by participants whose prior-year FICA wages exceeded $150,000 be designated as Roth (after-tax) contributions. Participants not meeting this wage threshold may continue to make catch-up contributions on either a pre-tax or Roth basis.

The Plan evaluated subsequent events through June 26, 2026, the date the financial statements were available to be issued.

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4a-
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2025

	Total that Constitute Nonexempt Prohibited Transactions

	Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE** 2002-51

2024	$2,994	$—	$2,994	$—	$—
2025	12,631	143	12,631	—	—

* Voluntary Fiduciary Correction Program (DOL)
** Prohibited Transaction Exemption

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost **	Current Value
*	Investment Contract #115790 with Charles Schwab Trust Bank :
	BlackRock Total Return Fund K	Mutual Fund		$107,513,900
	MFS Growth Fund R6	Mutual Fund		66,942,522
	iShares S&P 500 Index Fund Class K	Mutual Fund		60,126,191
	Columbia Dividend Income Institutional 3 Class	Mutual Fund		51,930,532
	Baird Short Term Bond	Mutual Fund		51,525,089
	BlackRock T-Fund Premier Class	Money Market		42,026,459
	Janus Henderson Enterprise Fund Class N	Mutual Fund		28,221,790
	BlackRock Inflation Protected Fund Class K	Mutual Fund		28,109,311
	Causeway International Value	Mutual Fund		26,278,599
	MFS International Growth R6	Mutual Fund		25,464,636
	Fidelity Low Priced Stock Fund K6	Mutual Fund		25,457,204
	Seafarer Overseas Growth	Mutual Fund		17,940,693
	Undiscovered Managers Behavioral Value Fund Class R6	Mutual Fund		17,616,250
	PGIM High Yiel Fund R6	Mutual Fund		17,603,376
	MFS International Diversification Fund R6	Mutual Fund		16,120,590
	Invesco Discovery Fund Class R6	Mutual Fund		12,216,505
	PIMCO Commodity Real Return Strategy Fund Class I	Mutual Fund		11,007,392
	T Rowe Price Dividend Growth Fund	Mutual Fund		9,104,698
	Principal Real Estate SEC R6	Mutual Fund		9,045,920
	Vanguard Total International Stock Index Fund Admiral Class	Mutual Fund		8,935,777
	Vanguard Total Bond Market Index Fund Admiral Class	Mutual Fund		6,503,762
	Fidelity Freedom Index Target Date Series	Mutual Fund		4,674,035
	PIMCO Foreign Bond Fund (US Dollar-Hedged) Institutional Class	Mutual Fund		1,695,094
	Vanguard Treasury Money Market Fund	Mutual Fund		600

*	MasTec, Inc. Stock	Common stock		$241,764,546
*	Notes Receivable from participants	Interest rates range from 4.25% to 9.50%	$0	$20,260,287
	Total			$908,085,758

*    Represents a party-in-interest as defined by ERISA
**     The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
President and CEO of MasTec, Inc.

Date: June 26, 2026	/s/ Paul DiMarco
Chief Financial Officer of MasTec, Inc.